UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2010

Commission File Number 001-15092
___________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

___________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                                           Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________

Enclosure: Turkcell’s Q2 2010 IFRS Report.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note
		30 June 2010	31 December 2009
Assets
Property, plant and equipment	12	2,680,505	2,652,222
Intangible assets	13	1,823,962	1,897,981
GSM and other telecommunication operating licences		982,539	1,058,098
Computer software		593,654	595,218
Other intangible assets		247,769	244,665
Investments in equity accounted investees	14	376,621	383,490
Other investments	15	33,232	34,755
Due from related parties	33	6,676	21,039
Other non-current assets	16	102,316	75,120
Deferred tax assets	17	2,606	2,058
Total non-current assets		5,025,918	5,066,665

Inventories		19,040	28,205
Other investments	15	8,407	62,398
Due from related parties	33	102,542	108,843
Trade receivables and accrued income	18	831,875	783,752
Other current assets	19	285,495	175,417
Cash and cash equivalents	20	2,662,708	3,095,486
Total current assets		3,910,067	4,254,101

Total assets		8,935,985	9,320,766

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	22,772	22,772
Reserves	21	(751,171)	(512,095)
Retained earnings	21	4,642,817	4,712,254
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,551,056	5,859,569
Non-controlling interests	21	(774)	36,632

Total equity		5,550,282	5,896,201

Liabilities
Loans and borrowings	24	1,062,872	821,179
Employee benefits	25	30,117	27,776
Provisions	27	9,802	5,676
Trade payables		327	-
Other non-current liabilities	23	160,441	154,991
Deferred tax liabilities	17	129,266	118,432
Total non-current liabilities		1,392,825	1,128,054

Bank overdraft	20	58,717	5,244
Loans and borrowings	24	629,132	690,780
Income taxes payable	11	99,242	93,260
Trade and other payables	28	889,791	1,038,762
Due to related parties	33	18,181	14,780
Deferred income	26	148,780	248,518
Provisions	27	149,035	205,167
Total current liabilities		1,992,878	2,296,511

Total liabilities		3,385,703	3,424,565

Total equity and liabilities		8,935,985	9,320,766

The notes on page 7 to 99 are an integral part of these consolidated financial statements.

 TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Six months ended		Three months ended
	Note	30 June 2010	30 June 2009	30 June 2010	30 June 2009

Revenue	7	2,955,928	2,681,073	1,467,746	1,397,968
Direct cost of revenue		(1,644,227)	(1,372,045)	(799,018)	(741,390)
Gross profit		1,311,701	1,309,028	668,728	656,578

Other income		9,650	8,410	3,408	3,624
Selling and marketing expenses		(545,279)	(515,712)	(286,048)	(277,038)
Administrative expenses		(172,295)	(123,448)	(90,000)	(63,586)
Other expenses	8	(40,421)	(10,068)	(7,851)	(6,599)
Results from operating activities		563,356	668,210	288,237	312,979

Finance income	10	146,718	172,822	69,664	30,692
Finance costs	10	(78,101)	(102,622)	(44,761)	(69,012)
Net finance income/(costs)		68,617	70,200	24,903	(38,320)

Share of profit of equity accounted investees	14	60,040	24,773	29,546	15,139
Profit before income tax		692,013	763,183	342,686	289,798

Income tax expense	11	(158,069)	(167,545)	(74,203)	(47,406)
Profit for the period		533,944	595,638	268,483	242,392

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		553,237	590,005	276,491	245,782
Non-controlling interests		(19,293)	5,633	(8,008)	(3,390)
Profit for the period		533,944	595,638	268,483	242,392

Basic and diluted earnings per share	22	0.251471	0.268184	0.125678	0.111719
(in full USD)

The notes on page 7 to 99 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE
INCOME
For the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009

Profit for the period	533,944	595,638	268,483	242,392

Other comprehensive income /(expense):
Foreign currency translation differences	(287,894)	(26,874)	(225,338)	511,516
Net change in fair value of available-for-sale securities	(1,318)	1,753	(502)	1,096
Income tax on other comprehensive (expense)/ income	229	2,625	138	3,111
Other comprehensive income/(expense) for the period, net of income tax	(288,983)	(22,496)	(225,702)	515,723

Total comprehensive income for the period	244,961	573,142	42,781	758,115

Attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	264,938	567,086	51,388	760,846
Non-controlling interests	(19,977)	6,056	(8,607)	(2,731)
Total comprehensive income for the period	244,961	573,142	42,781	758,115

The notes on page 7 to 99 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Non-controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-controlling Interest	Total Equity

Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	590,005	590,005	5,633	595,638
Other comprehensive income and expense
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(24,672)	-	(24,672)	423	(24,249)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	1,753	-	-	-	1,753	-	1,753
Total other comprehensive income and expense	-	-	-	-	1,753	-	(24,672)	-	(22,919)	423	(22,496)
Total comprehensive income and expense	-	-	-	-	1,753	-	(24,672)	590,005	567,086	6,056	573,142
Increase in legal reserves	-	-	-	103,543	-	-	-	(103,543)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(713,298)	(713,298)	(31,082)	(744,380)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(2,082)	(2,082)
Capital contribution granted	-	2,209	-	-	-	-	-	-	2,209	-	2,209
Balance at 30 June 2009	1,636,204	20,411	434	482,322	1,874	(286,922)	(823,034)	4,210,235	5,241,524	31,008	5,272,532
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	503,988	503,988	5,179	509,167
Other comprehensive income and expense
Foreign currency translation differences, net of tax	-	-	-	-	-	-	76,164	-	76,164	41	76,205
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(556)	-	-	-	(556)	-	(556)
Total other comprehensive income and expense	-	-	-	-	(556)	-	76,164	-	75,608	41	75,649
Total comprehensive income and expense	-	-	-	-	(556)	-	76,164	503,988	579,596	5,220	584,816
Increase in legal reserves	-	-	-	1,969	-	-	-	(1,969)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	404	404
Change in reserve for non-controlling interest put option	-	-	-	-	-	36,088	-	-	36,088	-	36,088
Capital contribution granted	-	2,361	-	-	-	-	-	-	2,361	-	2,361
Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	553,237	553,237	(19,293)	533,944
Other comprehensive income and expense
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(286,981)	-	(286,981)	(684)	(287,665)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(1,318)	-	-	-	(1,318)	-	(1,318)
Total other comprehensive income and expense	-	-	-	-	(1,318)	-	(286,981)	-	(288,299)	(684)	(288,983)
Total comprehensive income and expense	-	-	-	-	(1,318)	-	(286,981)	553,237	264,938	(19,977)	244,961
Increase in legal reserves	-	-	-	49,223	-	-	-	(49,223)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(339)	(339)
Balance at 30 June 2010	1,636,204	22,772	434	533,514	-	(250,834)	(1,033,851)	4,642,817	5,551,056	(774)	5,550,282

The notes on page 7 to 99 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Six months 30 June
	Note	2010	2009
Cash flows from operating activities
Profit for the period		533,944	595,638
Adjustments for:
Depreciation	12	193,306	148,777
Amortization of intangible assets	13	121,974	95,030
Net finance income/(cost)	10	(82,771)	(158,909)
Income tax expense	11	158,069	167,545
Share of profit of equity accounted investees		(75,261)	(42,453)
(Gain)/loss on sale of property, plant and equipment		(1,052)	289
Deferred income		(88,848)	(23,739)
Impairment of fixed assets		35,364	7,301
Provision for impairment of trade receivables	18	62,888	31,344
Provision for employee benefits	25	7,264	2,612
Bonus provision		21,533	16,340
Provision for legal cases	32	34,353	79,951
		920,763	919,726

Change in trade receivables	18	(199,804)	(140,269)
Change in due from related parties	33	16,834	10,897
Change in inventories		7,929	(151)
Change in other current assets	19	(125,009)	(160,459)
Change in other non-current assets	16	(19,562)	(7,815)
Change in due to related parties	33	3,812	(13,159)
Change in trade and other payables		(88,819)	51,643
Change in other current liabilities		(33,234)	(91,238)
Change in other non-current liabilities	23	(2,496)	30,864
Change in employee benefits	25	(3,706)	(2,218)
Change in provisions	27	(43,088)	(26,939)
		433,620	570,882

Interest paid		(18,669)	(11,576)
Income tax paid		(121,403)	(199,013)
Dividends received		26,889	-
Net cash from operating activities		320,437	360,293

Cash flows from investing activities
Acquisition of property, plant and equipment	12	(337,395)	(450,179)
Acquisition of intangible assets	13	(97,145)	(591,307)
Proceeds from sale of property, plant and equipment		1,744	2,464
Proceeds from currency option contracts		7,617	5,344
Payment of currency option contracts premium		(4,212)	(102)
Proceeds from sale of available-for-sale securities		60,773	519
Acquisition of available-for-sale securities		(8,400)	(78,939)
Interest received		136,288	173,786
Net cash used in investing activities		(240,730)	(938,414)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		405,568	64,597
Loan transaction costs		(12,100)	-
Repayment of borrowings		(252,372)	(67,335)
Change in non-controlling interest		(339)	-
Proceeds from capital contribution		-	2,209
Dividends paid		(590,541)	(744,381)
Net cash used in financing activities		(449,784)	(744,910)

Effects of foreign exchange rate fluctuations on statement of financial position items		(116,174)	26,534

Net decrease in cash and cash equivalents		(486,251)	(1,296,497)
Cash and cash equivalents at 1 January	20	3,090,242	3,255,420

Cash and cash equivalents at 30 June	20	2,603,991	1,958,923

The notes on page 7 to 99 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 30 June 2010, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”). On the basis of publicly available information, it has been understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which now own indirectly 4.26% and 3.97%, respectively, of the Company’s share capital.

The consolidated interim financial statements of the Company as at and for the six and three months ended 30 June 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 34. The Company’s and each of its subsidiaries’, associate’s and joint venture’s interim financial statements are prepared as at and for the six and three months ended 30 June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated interim financial statements were approved by the Board of Directors on 4 August 2010.

Authority for restatement and approval of consolidated financial statements belongs to the same Board. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company. Moreover, annual consolidated financial statements are also approved by the General Assembly.

(b)	Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in Note 4.

(c)	Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV and Surtur BV is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is Ukrainian Hryvnia (“HRV”). The functional currency of Belarusian Telecommunications Network (“Belarusian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarusian Roubles (“BYR”). The functional currency of Azerinteltek QSC (“AzerInteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of interim financial statements in conformity with International Accounting Standards No.34 (IAS 34) “Interim Financial Reporting” (“IAS 34”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated interim financial statements are described in Notes 4 and 32 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees,  revenue recognition and income taxes are provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

In Note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. Company management believes that the collection trend in the recent years reflect the composition of trade receivables better than a longer period. Therefore, collection trend used in the calculation of allowance for doubtful receivables has been changed in the current period and allowance for doubtful receivables has been increased by $10,427. Should economic conditions, collection trends or any specific industry trend worsen compared to management estimates, allowance for doubtful receivables recognised in consolidated interim financial statements may not be sufficient to cover doubtful receivables.

Useful lives of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on duration of the license agreements.

The GSM license that is held by Belarusian Telecom, expires in 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension is made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated interim financial statements, amortization charge is recorded on the assumption that the license will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for an integrated part of the remaining components of the transactions.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated interim financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting policies

Changes to the accounting policies are applied retrospectively and the prior period’s financial statements are restated accordingly. The Group did not have any major changes in the accounting estimates during the current period.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the accounting estimate change is applied in that specific period, if they affect the financial results of current and following periods; the accounting policy estimate is applied prospectively in the period in which such change is made. The Group did not have any major changes in the accounting estimates during the current period except for the allowance for doubtful receivables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations” and are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated interim financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated interim financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 30 June 2010 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealised income and expenses arising from intragroup transactions are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(v)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognised a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognised when the financial liability is recognised. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interest holders. The difference between the put option liability recognised and the amount of non-controlling interest holders derecognised is recorded under equity. Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognised in equity, except the imputed interest on the liability is recognised in the consolidated statement of income.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the statement of income. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the consolidated interim financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated interim financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal of the foreign operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(l).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortised cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligation to fulfil its liabilities under these agreements, International Accounting Standards No: 32 (“IAS 32”) “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounted such transactions under the anticipated acquisition method and the interests of non-controlling interests that hold such put option are derecognised when the financial liability is recognised. The Group accounts the difference between the amount recognised for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(j)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized during the period.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	3 – 8 years
Fixed network infrastructure	3 – 25 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)	Intangible assets

(i)	GSM and other telecommunication operating licences

GSM and other telecommunication operating licences that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below).

Amortization

Amortization is recognized in the profit or loss on a straight line basis primarily by reference to the unexpired licence period. The useful lives for the GSM and other telecommunication operating licences are as follows:

GSM and other telecommunications licenses                 3 – 25 years

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of the Company’s subsidiary, Superonline, has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

(ii)	Computer Software

Computer software includes software that work as an integral part of the Group’s GSM network equipment. GSM network equipment and its related software are purchased separately from third party vendors as well as the cost of internally developed software. Although the computer software is an integral part of the GSM network equipment, it can be purchased, upgraded or sold separately from the hardware, if necessary. Computer software, which is purchased from third parties is capitalized when it is capable of operating in the manner intended by management.

Computer software which is purchased from the vendors, whenever the hardware is ready for intended use, are capitalized immediately. The cost of this software is the cash paid as consideration plus installation cost. Internally developed software does not include any costs in relation to research phase.

Amortization

Amortisation is recognized in the profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	10	years
Central betting system operating right	10	years
Customer base	2 – 8	years
Brand name	10	years
Customs duty and VAT exemption right	4.4	years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations. The change in accounting policy has been applied prospectively and had no effect as there is no business combination in the current period.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previosly-held equity interest in the acquiree) and the recognised amount of any non-controlling interests in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(iv)	Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv)	Internally-generated intangible assets – research and development expenditure (continued)

The amount initially recognized for internally-generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.  Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

(iv)	Internally-generated intangible assets – research and development expenditure (continued)

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 30 June 2010, inventories mainly consist of simcards, scratch cards, handsets and modems.

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(h)	Impairment(continued)

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. There is an indication that a corporate asset may be impaired, and then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognised separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(ı)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,517 as at 30 June 2010 (equivalent to full $1,598 as at 30 June 2010), which is effective from 1 July 2010, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(ı)	Employee benefits (continued)

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due.

The assets of the plan are held separately from the consolidated interim financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(i)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not recognize any provision for onerous contracts as at 30 June 2010.

Site restoration

In accordance with the Group subsidiaries’ published environmental policy and applicable legal requirements, provisions for site restoration and future dismantling costs of tower and base stations are recognized.

(j)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Deferred income is recorded under current liabilities.

The Group offers free right of use to its subscribers, and recognises any unused portion of these free granted right of use as at the balance sheet date as deferred revenue. The Group does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(j)	Revenue (continued)

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognised when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 (between 15 March 2007 and 1 March 2009, commission rate was 7% of gross takings and 4.3% commission was recognized based on the para-mutual and fixed odds betting games operated on Central Betting System).

Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognise revenue as services are provided.

(k)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(k)	Lease payments (continued)

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfilment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(l)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(m)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(n)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(n)	Income taxes (continued)

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(p)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarusian Telecom as operating segments.

(q)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(r)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(s)	New standards and interpretations

(a)	New and amended standards and interpretations adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010.

IFRS 3 (revised), “Business Combinations” and consequential amendments to IAS 27, “Consolidated and Separate Financial Statements”, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures” are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The main impact of the adoption is as follows:

a)
to allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests (previously referred to as “non-controlling interests”) either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree,

b)	to change the recognition and subsequent accounting requirements for contingent consideration,

c)	to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred,

d)
in step acquisitions, previously held interests are to be remeasured to fair value at the date of the subsequent acquisition with the value included in goodwill calculation. Gain or loss arising from the re-measurement shall be recognized as part of profit or loss.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), “Consolidated and Separate Financial Statements”, at the same time. IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. Since the non-controlling interests have a deficit balance, net loss amounting to $20,414 is accounted in non-controlling interests in accordance with IAS 27 (revised) in the current period. There have been no transactions whereby an interest in an entity is retained after the loss of control of that entity; there have been no transactions with non-controlling interests.

IFRIC 18, “Transfers of Assets from Customers”, is effective for transfer of assets received on or after 1 July 2009. This interpretation is applied by the Group this interpretation for the revenue recognition of assets transferred to its customers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(s)	New standards and interpretations (continued)

(b)	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Group

IFRIC 17, “Distributions of non-cash assets to owners”, is effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.

“Additional exemptions for first-time adopters” (Amendment to IFRS 1) was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after 1 January 2010. This is not relevant to the Group, as it is an existing IFRS preparer.

IFRS 2, “Share-based Payments - Group Cash-settled Share Payment Arrangements”, is effective for annual periods beginning on or after 1 January 2010. This is not currently applicable to the Group, as the Group does not have share-based payment plans.

(c)
The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”,

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised. The revision to the standard provides government related entities with a partial exemption from the disclosure requirements of IAS 24. The revised standard is mandatory for annual periods beginning on or after 1 January 2011. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 32 (Amendments), “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010. The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has not yet had an opportunity to consider the potential impact of the adoption of this amendment to the standard.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(s)	New standards and interpretations (continued)

(c)
The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted (continued)

IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011. The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions. The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made. The Group does not expect any impact of the adoption of this amendment on the financial statements.

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability. The Group has not yet had an opportunity to consider the potential impact of the adoption of this amendment to the standard.

Annual Improvements May 2010

Further to the above amendments and revised standards, the IASB has issued Annual Improvements to IFRSs in May 2010 that cover 7 main standards/interpretations as follow: IFRS 1, “First-time Adoption of International Financial Reporting Standards”, IFRS 3, “Business Combinations,” IFRS 7, “Financial Instruments: Disclosures”, IAS 1, “Presentation of Financial Statements”, IAS 27, “Consolidated and Separate Financial Statements”, IAS 34, “Interim Financial Reporting” and IFRIC 13, “Customer Loyalty Programmes”. With the exception of amendments to IFRS 3 and IAS 27 which are effective on or after 1 July 2010, all other amendments are effective on or after 1 January 2011. Early adoption of these amendments is allowed. The Group has not yet had an opportunity to consider the potential impact of the adoption of these amendments to the standards.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)

(ii)	Intangible assets (continued)

The fair value of custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 30 June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated interim financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. Audit Committee is assisted in its oversight role by Internal Audit.

The exchange rates were very volatile in 2009 but with a generally positive trend due to developments in the global markets as well as Turkish politics. The improved perception of global risk helped emerging market currencies appreciate in the second half of 2009. TL appreciated against USD by 0.4% and depreciated against EUR by 0.9%, HRV depreciated against USD by 3.7% and BYR depreciated against USD by 30.1% as at 31 December 2009 when compared to the exchange rates as at 31 December 2008. As at 30 June 2010, TL depreciated against USD by 4.6% and appreciated against EUR by 11.0%, HRV appreciated against USD by 1.0% and BYR depreciated against USD by 5.4% when compared to the exchange rates as at 31 December 2009. Please refer to Note 29 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Credit risk (continued)

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. This allowance also includes specific provision for some dealers and roaming counterparties. Impairment loss as a percentage of revenues represented 2.1% of revenues for the period ended 30 June 2010. If impairment loss as a percentage of revenues increased to 2.5% of revenues, the impairment loss would have been increased by $11,030 negatively impacting profit for the six months ended 30 June 2010.

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 30 June 2010, $1,343,866 guarantees were outstanding (31 December 2009: $1,102,672).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury management.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine, Republic of Belarus and Azerbaijan are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 30 June 2010.

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	Six months ended 30 June
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Total external revenues	2,626,272	2,407,228	170,912	164,213	21,599	3,592	137,145	106,040	2,955,928	2,681,073
Intersegment revenue	8,159	11,895	1,691	855	24	5	187,379	135,125	197,253	147,880
Reportable segment adjusted EBITDA	860,922	880,820	26,122	6,141	(15,302)	(14,566)	97,100	57,459	968,842	929,854
Finance income	132,294	164,626	7,212	6,338	439	356	29,364	27,547	169,309	198,867
Finance cost	(32,535)	(99,282)	(25,724)	(19,347)	(15,994)	(5,634)	(43,430)	(11,943)	(117,683)	(136,206)
Depreciation and amortization	230,359	178,025	51,651	37,066	32,404	10,894	40,860	27,455	355,274	253,440
Share of profit of equity accounted investees	-	-	-	-	-	-	60,040	24,773	60,040	24,773
Capital expenditure	270,081	864,405	40,191	77,320	52,742	36,894	114,885	113,855	477,899	1,092,474

	Three months ended 30 June
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Total external revenues	1,296,472	1,270,993	88,456	85,072	11,183	2,554	71,635	39,349	1,467,746	1,397,968
Intersegment revenue	3,637	5,484	1,116	846	4	3	96,405	71,041	101,162	77,374
Reportable segment adjusted EBITDA	420,524	442,071	20,295	2,536	(6,212)	(8,197)	53,820	16,412	488,427	452,822
Finance income	62,030	(22,824)	1,939	5,692	123	176	14,565	10,236	78,657	(6,720)
Finance cost	(16,930)	(42,034)	(11,400)	(7,564)	(9,771)	(2,790)	(24,113)	18,016	(62,214)	(34,372)
Depreciation and amortisation	119,001	93,773	28,611	19,657	15,856	5,629	19,202	14,887	182,670	133,946
Share of profit of equity accounted investees	-	-	-	-	-	-	29,546	15,139	29,546	15,139
Capital expenditure	144,437	677,058	13,077	35,138	16,807	27,914	54,735	59,381	229,056	799,491

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	As at 30 June 2010 and 31 December 2009
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Reportable segment assets	3,821,457	3,730,420	667,569	702,847	520,799	517,718	833,453	773,103	5,843,278	5,724,088
Investment in associates	-	-	-	-	-	-	376,621	383,490	376,621	383,490

Reportable segment liabilities	1,100,518	1,305,206	147,681	189,875	34,572	56,982	123,703	143,607	1,406,474	1,695,670

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Revenues
Total revenue for reportable segments	2,828,657	2,587,788	1,400,868	1,364,952
Other revenue	324,524	241,165	168,040	110,390
Elimination of inter-segment revenue	(197,253)	(147,880)	(101,162)	(77,374)
Consolidated revenue	2,955,928	2,681,073	1,467,746	1,397,968

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	871,742	872,395	434,607	436,410
Other adjusted EBITDA	97,100	57,459	53,820	16,412
Elimination of inter-segment adjusted EBITDA	(24,071)	(8,878)	(14,357)	(4,051)
Consolidated adjusted EBITDA	944,771	920,976	474,070	448,771
Finance income	146,718	172,822	69,664	30,692
Finance costs	(78,101)	(102,622)	(44,761)	(69,012)
Other income	9,650	8,410	3,408	3,624
Other expenses	(40,421)	(10,068)	(7,851)	(6,599)
Share of profit of equity accounted investees	60,040	24,773	29,546	15,139
Depreciation and amortization	(350,644)	(251,108)	(181,390)	(132,817)
Consolidated profit before income tax	692,013	763,183	342,686	289,798

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Finance income
Total finance income/(costs) for reportable segments	139,945	171,320	64,092	(16,956)
Other finance income	29,364	27,547	14,565	10,236
Elimination of inter-segment finance income	(22,591)	(26,045)	(8,993)	37,412
Consolidated finance income	146,718	172,822	69,664	30,692

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Finance costs
Total finance cost for reportable segments	74,253	124,263	38,101	52,388
Other finance cost	43,430	11,943	24,113	(18,016)
Elimination of inter-segment finance cost	(39,582)	(33,584)	(17,453)	34,640
Consolidated finance cost	78,101	102,622	44,761	69,012

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Depreciation and amortization
Total depreciation and amortization for reportable segments	314,414	225,985	163,468	119,059
Other depreciation and amortization	40,860	27,455	19,202	14,887
Elimination of inter-segment depreciation and amortization	(4,630)	(2,332)	(1,280)	(1,129)
Consolidated depreciation and amortization	350,644	251,108	181,390	132,817

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Capital expenditure
Total capital expenditure for reportable segments	363,014	978,619	174,321	740,110
Other capital expenditure	114,885	113,855	54,735	59,381
Elimination of inter-segment capital expenditure	(16,152)	(50,988)	(8,224)	(5,493)
Consolidated capital expenditure	461,747	1,041,486	220,832	793,998

	30 June 2010	31 December 2009
Assets
Total assets for reportable segments	5,009,825	4,950,985
Other assets	833,453	773,103
Investments in equity accounted investees	376,621	383,490
Other unallocated amounts	2,716,086	3,213,188
Consolidated total assets	8,935,985	9,320,766

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating Segments (continued)

	30 June 2010	31 December 2009
Liabilities
Total liabilities for reportable segments	1,282,771	1,552,063
Other liabilities	123,703	143,607
Other unallocated amounts	1,979,229	1,728,895
Consolidated total liabilities	3,385,703	3,424,565

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Six months ended		Three months ended
Revenues	30 June 2010	30 June 2009	30 June 2010	30 June 2009

Turkey	2,724,696	2,480,982	1,349,137	1,293,980
Ukraine	170,912	164,213	88,456	85,072
Belarus	21,599	3,592	11,183	2,554
Turkish Republic of Northern Cyprus	38,721	32,286	18,970	16,362
	2,955,928	2,681,073	1,467,746	1,397,968

	30 June 2010	31 December 2009
Non-current assets
Turkey	3,397,466	3,437,909
Ukraine	641,240	634,068
Belarus	509,485	507,729
Turkish Republic of Northern Cyprus	62,642	66,656
Unallocated non-current assets	415,085	420,303
	5,025,918	5,066,665

7.	Revenue

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Communication fees	2,819,283	2,564,911	1,391,388	1,359,475
Monthly fixed fees	31,315	21,466	18,773	10,284
Simcard sales	14,582	11,598	9,972	6,706
Commission fees on betting business	13,544	20,122	6,419	(5,225	)*
Call center revenues	11,205	7,795	5,819	4,353
Other revenues	65,999	55,181	35,375	22,375
	2,955,928	2,681,073	1,467,746	1,397,968
* Under the agreement signed with Spor Toto, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees. For the three month period ended 30 June 2009, commission revenues on betting business had a negative balance since the excess payout amount exceeded the commission revenues earned.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

8.	Other Expenses

Other expenses amount to $40,421, $10,068, $7,851 and $6,599 for the six and three months ended 30 June 2010 and 2009, respectively.

Other expenses comprises penalty imposed as a result of investigation of ICTA on tariffs above upper ceiling and charging applications of the Company amounting to $24,754 and $2,029 respectively, Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of tax settlement amounting to $20,400 and provision set for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,100 based on the previous settlement gains. Besides, provision set for the SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14,539 as of 31 December 2009. However, it has been settled at $2,745 and the difference is reflected to “other expense” as income.

9.	Personnel expenses

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Wages and salaries (*)	235,244	187,428	119,954	96,577
Increase in liability for long-service leave	7,264	2,612	3,061	3,037
Contributions to defined contribution plans	2,699	1,942	936	884
	245,207	191,982	123,951	100,498

* Wages and salaries include compulsory social security contributions.

10.	Finance income and costs

Recognised in profit or loss:

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Interest income on bank deposits	95,341	128,485	46,265	46,902
Late payment interest income	21,220	18,466	10,895	8,729
Interest income on contracted receivables	13,889	7,015	7,034	7,015
Premium income on option contracts	7,617	5,344	2,055	3,723
Interest income on available-for-sale financial assets	1,437	3,730	187	2,809
Net gain on disposal of available-for-sale financial assets transferred from equity	1,318	19	888	19
Net foreign exchange gain	-	3,218	-	(44,162)
Other interest income	5,896	6,545	2,340	5,657
Finance income	146,718	172,822	69,664	30,692

Net foreign exchange loss	(34,217)	-	(28,504)	-
Discount interest expense on financial liabilities measured at amortised cost	(33,332)	(25,521)	(15,724)	(5,402)
Option premium expense	(4,212)	(102)	(317)	(102)
Litigation late payment interest expense	3,008	(74,601)	4,456	(62,049)
Other	(9,348)	(2,398)	(4,672)	(1,459)
Finance costs	(78,101)	(102,622)	(44,761)	(69,012)
Net finance income recognised in profit or loss	68,617	70,200	24,903	(38,320)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and costs (continued)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Interest income on contracted receivables is recognised over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognised in relation to legal disputes. Litigation late payment interest expense comprises accrued interest amounting to $10,553 calculated over SCT and VAT from roaming services that had to be collected from subscribers as a result of tax settlement and accrued interest amounting to $6,557 calculated over SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 which is calculated based on the previous settlement gains. Besides, accrued interests calculated over SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $27,155 as of 31 December 2009. However, after settlement, it has been calculated as $5,629 and the difference is reflected to “litigation late payment interest expense” as income. Detailed explanations are given in note 32.

Borrowings costs capitalized on fixed assets are $5,087 and $2,663 for the six and three months ended 30 June 2010 (nil for the six and three months ended 30 June 2009, respectively). Interest capitalization ratio is 16.8% and 18.3% for the six and three months ended 30 June 2010.

Recognised in other comprehensive income:

	Six months ended		Three months ended
Other comprehensive expense:	2010	2009	2010	2009
Foreign currency translation difference	(287,894)	(26,874)	(225,338)	511,516
Net change in fair value of available-for-sale securities	(1,318)	1,753	(502)	1,096
Income tax on other comprehensive İncome	229	2,625	138	3,111
Other comprehensive expense for the period, net of income tax	(288,983)	(22,496)	(225,702)	515,723

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense

	Six months ended		Three months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Current tax expense
Current period	(140,862)	(168,985)	(96,633)	(83,628)

Deferred tax benefit
Origination and reversal of temporary differences	(18,463)	370	21,898	35,474
Benefit of investment incentive recognized	525	1,070	258	748
Utilisation of previously unrecognized tax losses	731	-	274	-
	(17,207)	1,440	22,430	36,222
Total income tax expense	(158,069)	(167,545)	(74,203)	(47,406)

Income tax recognized directly in equity for the six months ended 30 June

2010	Before tax	Tax (expense)/ Benefit	Net of tax
Foreign currency translation differences	(287,894)	229	(287,665)
Net change in fair value of available-for-sale securities	(1,318)	-	(1,318)
	(289,212)	229	(288,983)
2009
Foreign currency translation differences	(26,874)	2,625	(24,249)
Net change in fair value of available-for-sale securities	1,753	-	1,753
	(25,121)	2,625	(22,496)

Income tax recognized directly in equity for the three months ended 30 June

2010	Before tax	Tax (expense)/ Benefit	Net of tax
Foreign currency translation differences	(225,338)	138	(225,200)
Net change in fair value of available-for-sale securities	(502)	-	(502)
	(225,840)	138	(225,702)
2009
Foreign currency translation differences	511,516	3,111	514,627
Net change in fair value of available-for-sale securities	1,096	-	1,096
	512,612	3,111	515,723

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the six and three months ended 30 June 2010 and 2009 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		Six months ended				Three months ended
		30 June 2010		30 June 2009		30 June 2010		30 June 2009
Profit for the period		533,944		595,638		268,483		242,392
Total income tax expense		158,069		167,545		74,203		47,406
Profit excluding income tax		692,013		763,183		342,686		289,798

Income tax using the Company’s domestic tax rate	20%	(138,403)	20%	(152,637)	20%	(68,538)	20%	(57,960)
Effect of tax rates in foreign jurisdictions	(1)%	5,516	-	3,291	(1)%	2,626	-	1,407
Tax exempt income	-	666	-	693	-	567	-	507
Utilization of previously unrecognized tax losses	-	731	-	-	-	275	-	-
Non deductible expenses	2%	(12,210)	1%	(5,555)	1%	(2,858)	-	1,255
Tax incentives	-	525	-	1,070	-	258	-	748
Unrecognized deferred tax assets	4%	(24,932)	1%	(9,663)	4%	(13,492)	(1)%	1,878
Difference in effective tax rate of equity accounted investees	(2)%	10,889	(1)%	6,730	(2)%	5,386	(1%)	4,077
Other	-	(851)	2%	(11,474)	-	1,573	-	682
Total income tax expense		(158,069)		(167,545)		(74,203)		(47,406)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

The income taxes payable of $99,242 and $93,260 as at 30 June 2010 and 31 December 2009, respectively, represents the amount of income taxes payable in respect of related taxable profit for the period ended 30 June 2010 and 31 December 2009, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2009
Network infrastructure (All Operational)	4,636,948	219,664	(344,581)	704,608	-	17,901	5,234,540
Land and buildings	269,094	8,227	-	1,765	-	(6,342)	272,744
Equipment, fixtures and fittings	280,986	7,831	(9,777)	31,637	-	713	311,390
Motor vehicles	14,737	1,569	(1,067)	-	-	(334)	14,905
Leasehold improvements	132,628	4,232	(3,745)	1,138	-	490	134,743
Construction in progress	436,107	804,244	-	(739,148)	-	(50,153)	451,050
Total	5,770,500	1,045,767	(359,170)	-	-	(37,725)	6,419,372

Accumulated Depreciation
Network infrastructure (All Operational)	3,202,862	310,051	(316,821)	-	39,298	38,013	3,273,403
Land and buildings	82,300	16,518	-	-	-	587	99,405
Equipment, fixtures and fittings	260,872	15,243	(9,031)	-	-	(724)	266,360
Motor vehicles	12,092	956	(1,029)	-	-	8	12,027
Leasehold improvements	116,304	2,191	(3,047)	-	-	507	115,955
Total	3,674,430	344,959	(329,928)	-	39,298	38,391	3,767,150

Total property, plant and equipment	2,096,070	700,808	(29,242)	-	(39,298)	(76,116)	2,652,222

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12. Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 30 June 2010
Network infrastructure (All Operational)	5,234,540	38,751	(264,830)	266,137	-	(203,476)	5,071,122
Land and buildings	272,744	1,053	(141)	-	-	(11,398)	262,258
Equipment, fixtures and fittings	311,390	6,506	(933)	(37,317)	-	(11,096)	268,550
Motor vehicles	14,905	2,421	(1,256)	-	-	(658)	15,412
Leasehold improvements	134,743	3,416	(647)	-	-	(5,739)	131,773
Construction in progress	451,050	290,335	-	(228,820)	(10,028)	(17,689)	484,848
Total	6,419,372	342,482	(267,807)	-	(10,028)	(250,056)	6,233,963

Accumulated Depreciation
Network infrastructure (All Operational)	3,273,403	175,982	(264,818)	16,645	25,261	(139,563)	3,086,910
Land and buildings	99,405	5,359	-	-	-	(4,392)	100,372
Equipment, fixtures and fittings	266,360	9,435	(588)	(16,645)	21	(15,621)	242,962
Motor vehicles	12,027	979	(1,212)	-	-	(559)	11,235
Leasehold improvements	115,955	1,551	(499)	-	54	(5,082)	111,979
Total	3,767,150	193,306	(267,117)	-	25,336	(165,217)	3,553,458

Total property, plant and equipment	2,652,222	149,176	(690)	-	(35,364)	(84,839)	2,680,505

Depreciation expenses for the six and three months ended 30 June 2010 and 2009 are $228,670, $156,078, $117,230 and $85,180 respectively including impairment losses.

The impairment losses on property, plan and equipment for the six months ended 30 June 2010 and 2009 are $35,364 and $7,301, respectively and recognised in depreciation expense for the six months ended 30 June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 30 June 2010, net carrying amount of fixed assets acquired under finance leases amounted to $61,926 (31 December 2009: $65,844).

Property, plant and equipment under construction

Construction in progress mainly consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarusian Telecom and non-operational items as at 30 June 2010 and 31 December 2009.

As at 30 June 2010, a mortgage is placed on Izmir building in favour of Yapı ve Kredi Bankası A.S., Interbank A.S. and Pamukbank T.A.S founded at 25 August 1992 amounting to $953 (31 December 2009: $996) and also on Davutpasa building in favour of Pamukbank T.A.S founded at 11 December 1997 amounting to $318 (31 December 2009: $332) due to previous debts of BMC Sanayi ve Ticaret A.S. Those buildings were sold to Turkcell with their mortgages. Since the debts of BMC Sanayi ve Ticaret A.S. was paid and the Company has no liability to SDIF related to Interbank A.S. and Pamukbank T.A.S., the Company asked for the release of mortgage on İzmir building on 13 March 2006. However, the mortgage is still valid due to the outstanding debts of Cukurova Group to SDIF.

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $372,309 as at 30 June 2010 (31 December 2009: $404,636). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount is $460,122 as at 30 June 2010 (31 December 2009: $493,982).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets are tested for impairment as at 31 December 2009. As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is required.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2009, impairment test for long-lived assets of Astelit, is made on the assumption that Astelit is the cash generating unit. As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment is required. The assumptions used in value in use calculation of Astelit and A-Tel as at 31 December 2009 are:

Astelit: A 15.7% post-tax WACC rate and a 3.0% terminal growth rate were used to extrapolate cash flows beyond the 6-year forecasts based on the business plans approved by the Board of Directors. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 19.5%.

A-Tel:  A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the plans. The pre-tax rate for disclosure purposes is 16.3%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2009
GSM and other telecommunication operating licenses	986,447	17,027	(19,771)	508,312	-	(26,117)	1,465,898
Computer Software	1,743,264	23,530	(2,319)	185,000	-	1,585	1,951,060
Transmission Lines	31,431	1,350	-	-	-	408	33,189
Central Betting System Operating Right	5,476	28	-	-	-	23	5,527
Brand name	4,655	-	-	-	-	21	4,676
Customer Base	6,370	-	-	-	-	28	6,398
Customs duty and VAT exemption right	51,101	-	-	-	-	224	51,325
Goodwill	244,642	-	-	-	(61,835)	1,549	184,356
Other	1,718	1,062	-	-	-	(482)	2,298
Construction in progress	22,506	680,510	-	(693,312)	-	(4,142)	5,562
Total	3,097,610	723,507	(22,090)	-	(61,835)	(26,903)	3,710,289

Accumulated Amortization
GSM and other telecommunication operating licenses	398,677	50,389	(19,771)	-	-	(21,495)	407,800
Computer Software	1,212,943	140,964	(1,940)	-	-	3,875	1,355,842
Transmission Lines	23,585	2,301	-	-	-	154	26,040
Central Betting System Operating Right	3,826	170	-	-	-	20	4,016
Brand name	116	458	-	-	-	10	584
Customer Base	1,337	639	-	-	-	20	1,996
Customs duty and VAT exemption right	3,871	11,416	-	-	-	266	15,553
Other	360	84	-	-	-	33	477
Total	1,644,715	206,421	(21,711)	-	-	(17,117)	1,812,308

Total intangible assets	1,452,895	517,086	(379)	-	(61,835)	(9,786)	1,897,981

The impairment losses on goodwill for the year ended 31 December 2009 is $61,835 recognised in other expenses in the consolidated income statement for the year ended 31 December 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 30 June 2010
GSM and other telecommunication operating licenses	1,465,898	99	-	1,212	-	(60,443)	1,406,766
Computer Software	1,951,060	16,667	-	79,563	-	(77,291)	1,969,999
Transmission Lines	33,189	160	-	-	-	(1,442)	31,907
Central Betting System Operating Right	5,527	333	-	-	-	(242)	5,618
Indefeasible Right of Usage	-	22,120	-	-	-	-	22,120
Brand name	4,676	-	-	-	-	(205)	4,471
Customer Base	6,398	-	-	-	-	(280)	6,118
Customs duty and VAT exemption right	51,325	-	-	-	-	(2,249)	49,076
Goodwill	184,356	-	-	-	-	(8,078)	176,278
Other	2,298	372	-	-	-	(60)	2,610
Construction in progress	5,562	79,514	-	(80,775)	-	(228)	4,073
Total	3,710,289	119,265	-	-	-	(150,518)	3,679,036

Accumulated Amortization
GSM and other telecommunication operating licenses	407,800	33,728	-	-	-	(17,301)	424,227
Computer Software	1,355,842	80,063	-	-	-	(59,560)	1,376,345
Transmission Lines	26,040	940	-	-	-	(1,172)	25,808
Central Betting System Operating Right	4,016	100	-	-	-	(205)	3,911
Indefeasible Right of Usage	-	763	-	-	-	-	763
Brand name	584	231	-	-	-	(33)	782
Customer Base	1,996	323	-	-	-	(98)	2,221
Customs duty and VAT exemption right	15,553	5,770	-	-	-	(874)	20,449
Other	477	56	-	-	-	35	568
Total	1,812,308	121,974	-	-	-	(79,208)	1,855,074

Total intangible assets	1,897,981	(2,709)	-	-	-	(71,310)	1,823,962

Amortization expenses for the six and three months ended 30 June 2010 and 2009 are $121,974, $95,030, $64,160 and $47,637, respectively including impairment losses.
Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. As at 30 June 2010, the amount of internally generated capitalized costs is $12,418 (31 December 2009: $24,987).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Tellcom, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Tellcom will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Tellcom will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease.  The Group recognized indefeasible right of use amounting to $22,120 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Superonline as at 31 December 2009.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

The aggregate carrying amount of goodwill allocated to Belarusian Telecom is $162,645. As at 31 December 2009, goodwill arising from the acquisition of Belarusian Telecom was impaired by $61,835 following the adverse movements in the discount rates mainly due to the economic slowdown in Belarus and adverse performance against previous plans. The impairment loss was allocated fully to goodwill and is included in other expense. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit. The calculation of the value in use was based on the following key assumptions:

Based on the increase in the market share and average revenue per user (“ARPU”) levels revenues are estimated to increase on a steady way. ARPU is expected to reach to levels close to the competitors by the end of 2016. The anticipated revenue growths will lead also to increased EBITDA on the projected term. Additionally, it is estimated that gross profit margin will also improve throughout the projection period based on the ground that the share of calls to be terminated in Belarusian Telecom network will increase and transmission costs will decrease since it is planned to Belarusian Telecom will construct its own network. Selling and marketing expenses in proportion to revenue is expected to decrease to constant levels at the end of the first three years of operation, since proportion of subscriber acquisition and advertising costs is estimated to decrease.

The projection period for the purposes of goodwill impairment testing is taken as 7 years between 1 January 2010 and 31 December 2016, since, according to the business plan, Belarusian Telecom reaches a mature state in the year 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Belarusian Telecom (continued)

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.5% which does not exceed the estimated average growth rate for the country.

A post-tax discount rate WACC of 14.1% was applied in determining the recoverable amount of the unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 16.6%.

Superonline

The aggregate carrying amount of goodwill allocated to Superonline is $21,711. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2009. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2010 and 31 December 2017, since, according to the Superonline’s business plan, Superonline reaches a mature state in the year 2017.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 16.8% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 20.6%.

After the acquisition of Superonline in 2008, management merged Superonline’s operations with its wholly owned subsidiary, Tellcom in May 2009. With the merger, Superonline and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the six and three months ended 30 June 2010 and 2009 are $ 60,040, $24,773, $29,546 and $15,139, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Equity	Total Liabilities and Equity
30 June 2010
Fintur (associate)	41.45%	582,551	1,416,956	1,999,507	286,886	794,265	918,356	1,999,507
A-Tel (joint venture)*	50.00%	49,924	182,979	232,903	3,757	36,811	192,335	232,903
		632,475	1,599,935	2,232,410	290,643	831,076	1,110,691	2,232,410

31 December 2009
Fintur (associate)	41.45%	423,754	1,491,371	1,915,125	250,133	804,271	860,721	1,915,125
A-Tel (joint venture)*	50.00%	46,069	196,524	242,593	6,539	39,476	196,578	242,593
		469,823	1,687,895	2,157,718	256,672	843,747	1,057,299	2,157,718

	Six months ended 30 June			Three months ended 30 June
	Revenue	Direct cost of revenue	Profit/(loss) for the period	Revenue	Direct cost of revenue	Profit/(loss) for the period
30 June 2010
Fintur (associate)	806,231	(333,938)	175,200	427,829	(168,753)	86,783
A-Tel (joint venture)*	31,510	(23,907)	6,167	15,913	(12,100)	2,990
	837,741	(357,845)	181,367	443,742	(180,853)	89,773
30 June 2009
Fintur (associate)	766,438	(325,081)	133,138	393,094	(157,928)	67,056
A-Tel (joint venture)*	35,566	(42,385)	(6,779)	18,735	(24,940)	(6,669)
	802,004	(367,466)	126,359	411,829	(182,868)	60,387

* Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $280,832 and $95,789 respectively as at 30 June 2010 (31 December 2009: $285,597 and $97,893).

During 2009, Fintur distributed a total dividend of $200,000. The Group received its share of dividend in December 2009 at the amount of $82,900 and decreased its investment in Fintur by $82,900.

In 2010, Fintur has been decided to distribute dividends amounting to $70,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $29,015 on 5 May 2010.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding material decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $647,930 is accounted under equity, in accordance with the Group’s accounting policy.

During April 2010 and December 2009 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investments in A-Tel by the dividends declared of TL 1,241 (equivalent to $788 as at 30 June 2010) and TL 7,248 (equivalent to $4,603 as at 30 June 2010) as at 30 June 2010.

15.	Other investments

Non-current investments:

		30 June 2010		31 December 2009
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	21,506	6.24	22,492

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	10.03	11,726	10.03	12,263

			33,232		34,755

On 2 February 2010, Savings Deposit Insurance Fund (“SDIF”) notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group.

Investment in Aks TV and T-Medya are classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Group measured these investments at cost.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other investments (continued)

Current investments:

	30 June	31 December
	2010	2009
Available-for-sale financial assets
Government bonds, treasury bills	246	62,398
Time deposits
Deposits maturing after 3 months or more	8,161	-
	8,407	62,398

There is no TL denominated government bonds as at 30 June 2010 (31 December 2009: $62,109). Interest bearing available-for-sale EUR denominated government bonds and treasury bills with a carrying amount of $246 as at 30 June 2010 have stated interest rates of Euribor+1.8% and mature in 3 months to 6 months (31 December 2009: $289).

As at 30 June 2010, USD denominated time deposits maturing after 3 months or more amounting to $8,161 have stated interest rates between 5.0%-7.5%.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 29.

16.	Other non-current assets

	30 June 2010	31 December 2009
VAT receivable	47,801	37,628
Prepaid expenses	35,066	22,406
Deposits and guarantees given	8,862	9,597
Advances given for fixed assets	6,579	-
Prepayment for subscriber acquisition cost	-	2,867
Others	4,008	2,622
	102,316	75,120

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities

Unrecognised deferred tax liabilities

At 30 June 2010, a deferred tax liability of $18,059 (31 December 2009: $18,669) for temporary differences of $90,293 (31 December 2009: $93,345) related to an investment in a subsidiary was not recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	30 June	31 December
	2010	2009
Deductible temporary differences	50,945	39,186
Tax losses	144,222	140,493
Total unrecognised deferred tax assets	195,167	179,679

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (continued)

As at 30 June 2010, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2005	150	2010
2006	3,140	2011
2007	10,610	2012
2008	77,140	2013
2009	34,583	2014
2010	15,500	2015 thereafter
	141,123

As at 30 June 2010, tax losses which will be carried indefinitely are as follows:

Year Originated	Amount
2004	20,349
2005	52,907
2006	92,716
2007	36,135
2008	207,904
2009	26,185
2010	27,791

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 30 June 2010 and 31 December 2009 are attributable to the following:

	Assets		Liabilities		Net
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Property, plant & equipment and intangible assets	322	84	(154,122)	(170,397)	(153,800)	(170,313)
Investment	-	-	(14,203)	(13,833)	(14,203)	(13,833)
Provisions	25,072	27,474	(14)	-	25,058	27,474
Trade and other payables	26,577	39,271	(10)	(38)	26,567	39,233
Other items	10,764	2,104	(21,046)	(1,039)	(10,282)	1,065
Tax assets / (liabilities)	62,735	68,933	(189,395)	(185,307)	(126,660)	(116,374)
Set off of tax	(60,129)	(66,875)	60,129	66,875	-	-
Net tax assets / (liabilities)	2,606	2,058	(129,266)	(118,432)	(126,660)	(116,374)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 30 June 2010 and 31 December 2009

	Balance at 1 January 2009	Recognised in profit or loss	Recognised in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2009

Property, plant & equipment and intangible assets	(168,636)	(907)	-	(770)	(170,313)
Investment	(10,267)	(2,353)	(1,091)	(122)	(13,833)
Provisions	10,070	16,802	-	602	27,474
Trade and other payables	44,239	(5,033)	-	27	39,233
Other items	(4,759)	4,793	-	1,031	1,065
Tax credit carry forwards	6	(6)	-	-	-
Total	(129,347)	13,296	(1,091)	768	(116,374)

	Balance at 1 January 2010	Recognised in profit or loss	Recognised in other comprehensive income	Effect of movements in exchange rates	Balance at 30 June 2010

Property, plant & equipment and intangible assets	(170,313)	9,871	-	6,642	(153,800)
Investment	(13,833)	(1,314)	229	715	(14,203)
Provisions	27,474	(1,322)	-	(1,094)	25,058
Trade and other payables	39,233	(11,941)	-	(725)	26,567
Other items	1,065	(12,501)	-	1,154	(10,282)
Total	(116,374)	(17,207)	229	6,692	(126,660)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	30 June 2010	31 December 2009
Receivables from subscribers	423,265	392,328
Accrued service income	334,850	318,526
Accounts and checks receivable	73,360	57,867
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	400	15,031
	831,875	783,752

Trade receivables are shown net of allowance for doubtful debts amounting to $312,221 as at 30 June 2010 (31 December 2009: $268,157). The impairment loss recognized for the six and three months ended 30 June 2010 and 2009 are $62,888, $31,344, $36,900 and $16,838, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $170,441 and $164,958 as at 30 June 2010 and 31 December 2009, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 29.

19.	Other current assets

	30 June 2010	31 December 2009
Prepaid expenses	202,015	69,559
VAT receivable	31,847	48,760
Receivables from Tax Office	15,449	-
Advances to suppliers	13,507	12,351
Interest income accruals	7,492	17,727

Restricted cash	5,010	-
Receivable from personnel	2,492	2,767
Prepayment for subscriber acquisition cost	1,670	12,527
Other	6,013	11,726
	285,495	175,417

Prepaid expenses mainly consist of prepaid frequency usage fees amounting $101,106 as at 30 June 2010 (31 December 2009: nil).

As at 30 June 2010, restricted cash represents amounts deposited at banks with a maturity of 18 February 2011 and 28 February 2011 as guarantees in connection with the loan utilized by Azerinteltek amounting to $5,082.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Cash and cash equivalents

	30 June 2010	31 December 2009
Cash in hand	1,245	157
Cheques received	1,245	1,154
Banks	2,659,967	3,093,889
-Demand deposits	198,639	199,764
-Time deposits	2,461,328	2,894,125
Bonds and bills	251	286
Cash and cash equivalents	2,662,708	3,095,486
Bank overdrafts	(58,717)	(5,244)
Cash and cash equivalents in the statement of cash flows	2,603,991	3,090,242

As at 30 June 2010, cash and cash equivalents deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $90,000 (31 December 2009: nil).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 29.

21.	Capital and reserves

Share capital

As at 30 June 2010, common stock represented 2,200,000,000 (31 December 2009: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 30 June 2010, total number of pledged shares hold by various institutions is 137,200 (31 December 2009: 137,200).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the interim financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognised and the amount of non-controlling interest derecognized. Subsequent changes in the fair value of the put option liability are also recognised in this reserve.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 10 March 2010, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2009 amounting to TL 859,259 (equivalent to $545,665 and $573,451 as at 30 June 2010 and 29 April 2010, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TL 0.3905723 (equivalent to full $0.2480297 and $0.2606596 as at 30 June 2010 and 29 April 2010, respectively) per share. This dividend proposal was discussed and approved at our Ordinary General Assembly of Shareholders held on 29 April 2010. Dividend distribution started on 17 May 2010 and completed as at 30 June 2010.

	2010		2009
	TL	USD*	TL	USD*

Cash dividends	859,259	573,451	1,098,193	713,297

* USD equivalents of dividends are computed by using the Central Bank of Turkey’s TL/USD exchange rate on 29 April 2010 and 8 May 2009, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

In the Ordinary General Assembly Meeting of Inteltek held on 15 April 2010, it has been decided to distribute dividends amounting to TL55,980 (equivalent to $35,550 as at 30 June 2010). The dividend was paid on 29 April 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Earnings per share

The calculations of basic and diluted earnings per share as at 30 June 2010 and 2009 were based on the profit attributable to ordinary shareholders for the six and three months ended 30 June 2010 and 2009 of $553,237, $590,005, $276,491 and $245,782 respectively and a weighted average number of shares outstanding during the year ended 30 June 2010 and 2009 of 2,200,000,000 calculated as follows:

	Six months ended 30 June		Three months ended 30 June
	2010	2009	2010	2009
Numerator:
Net profit for the period attributed to owners	553,237	590,005	276,491	245,782
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.251471	0.268184	0.125678	0.111719

23.	Other non-current liabilities

	30 June 2010	31 December 2009
Consideration payable in relation to acquisition of BeST	77,709	75,319
Financial liability in relation to put option	64,773	63,152
Deposits and guarantees taken from agents	14,864	13,951
Other	3,095	2,569
	160,441	154,991

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payments to the seller. Total deferred payments amount to $200,000, of which $100,000 will be paid on 31 December 2010. The present value of this liability amounted to $98,814 as at 30 June 2010 is classified under trade and other payables (see note 28). Payment of an additional $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2015. The present value of the contingent consideration is $77,709 as at 30 June 2010 (31 December 2009: $75,319).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 30 June 2010.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $16,905 has been presented as reserve for non-controlling interest put option under equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 29.

	30 June 2010	31 December 2009
Non-current liabilities
Unsecured bank loans	1,019,399	793,210
Secured bank loans	24,432	25,253
Finance lease liabilities	19,041	2,716
	1,062,872	821,179
Current liabilities
Current portion of unsecured bank loans	393,620	226,463
Current portion of secured bank loans	656	-
Unsecured bank facility	225,899	461,788
Secured bank facility	5,082	-
Current portion of finance lease liabilities	3,875	2,529
	629,132	690,780

Finance lease liabilities are payable as follows:

	30 June 2010			31 December 2009
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	4,032	157	3,875	2,768	239	2,529
Between one and five years	24,138	5,097	19,041	2,815	99	2,716
	28,170	5,254	22,916	5,583	338	5,245

Tellcom, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right. The Group recognized indefeasible right of use amounting to $22,120 which is calculated as the present value of payments to be made to BOTAS till the year 2024. As of 30 June 2010, the carrying amount of lease liability related to BOTAS agreement is $18,982.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 June 2010			31 December 2009

	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2012	Floating	Libor+2.25%-3.75%	491,000	489,585	Libor+2.3%-3.75%	491,000	487,563
Unsecured bank loans	USD	2010	Floating	Libor+2.0%-3.5%	375,500	376,169	Libor+2.0%-3.5%	476,000	476,754
Unsecured bank loans	USD	2015	Floating	Libor+2.9%-3.0%	188,500	188,930	-	-	-
Unsecured bank loans	USD	2009-2014	Fixed	2.24%	169,972	163,939	2.24%	191,219	183,710
Unsecured bank loans	USD	2010-2016	Fixed	2.81%	64,625	62,109	2.81%	69,856	66,051
Unsecured bank loans	USD	2011	Fixed	2.80%	63,500	64,391	2.80%	63,500	63,505
Unsecured bank loans	USD	2010	Fixed	2.80%	63,387	64,278	2.80%	113,387	113,395
Unsecured bank loans	USD	2013	Floating	Libor+2.45%	59,000	59,059	-	-	-
Unsecured bank loans	USD	2009-2014	Floating	Libor+%1.35	57,412	55,537	Libor+%1.35	64,589	62,162
Unsecured bank loans	USD	2013	Fixed	4.10%-4.35%	55,000	55,078	-	-	-
Unsecured bank loans	USD	2011-2015	Fixed	2.37%	25,824	25,009	-	-	-
Unsecured bank loans	USD	2010-2012	Fixed	2.97%	21,722	22,025	2.97%	25,958	26,236
Secured bank loans**	BYR	2020	Floating	RR+2% *	21,332	25,088	RR+2% *	22,487	25,253
Unsecured bank loans	USD	2010-2013	Fixed	2.97%	11,743	11,814	-	-	-
Secured bank loans	USD	2011	Fixed	5.00%	5,000	5,082	-	-	-
Unsecured bank loans	BYR	2010	Floating	½ RR*	935	995	½ RR*	1,971	2,085
Finance lease liabilities	EUR	2010-2024	Fixed	3.35%	24,019	18,982	-	-	-
Finance lease liabilities	USD	2010-2011	Fixed	4.64%	4,151	3,934	5.7%	5,583	5,245
					1,702,622	1,692,004		1,525,550	1,511,959

*    Refinancing rate of the National Bank of the Republic of Belarus.

**    Secured by Rebuplic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 5.9%.

Movement in the reserve for employee termination benefits as at 30 June 2010 and 31 December 2009 are as follows:

	2010	2009
Opening balance	27,776	26,717
Provision set/reversed during the period	6,489	6,350
Payments made during the period	(3,467)	(5,410)
Unwind of discount	775	1,534
Effect of change in foreign exchange rate	(1,456)	(1,415)
Closing balance	30,117	27,776

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $2,699, $1,942, $936 and $884 in relation to defined contribution retirement plan for the six and three months ended 30 June 2010 and 2009, respectively.

26.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 30 June 2010. The amount of deferred income is $148,780 and $248,518 as at 30 June 2010 and 31 December 2009, respectively.

27.	Provisions

Non-current provisions:

	Legal	Site Restoration	Other	Total
Balance at 1 January 2009	-	4,490	-	4,490
Provision made/used during the period	95	590	467	1,152
Effect of change in foreign exchange rate	-	34	-	34
Balance at 31 December 2009	95	5,114	467	5,676

	Legal	Site Restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made/used during the period	669	3,689	122	4,480
Effect of change in foreign exchange rate	-	(354)	-	(354)
Balance at 30 June 2010	764	8,449	589	9,802

Legal provisions are set for the probable cash outflows related to legal disputes.

Provisions for site restoration at base stations’ locations and future dismantling costs of base station equipment is set in accordance with Belarusian Telecom’s published environmental policy and applicable legal requirements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Provisions (continued)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2009	44,258	38,091	82,349
Provision made during the period	158,580	36,784	195,364
Provisions used during the period	(40,018)	(37,996)	(78,014)
Unwind of discount	-	235	235
Effect of change in foreign exchange rate	5,098	135	5,233
Balance at 31 December 2009	167,918	37,249	205,167

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made/(reversed) during the period	33,684	21,754	55,438
Provisions used during the period	(66,993)	(37,249)	(104,242)
Unwind of discount	-	(221)	(221)
Effect of change in foreign exchange rate	(6,339)	(768)	(7,107)
Balance at 30 June 2010	128,270	20,765	149,035

Legal provisions are set for the probable cash outflows related to legal disputes. In note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $20,765 comprises mainly the provision for the six months ended 30 June 2010 and is planned to be paid in March 2011.

28.	Trade and other payables

The breakdown of trade and other payables as at 30 June 2010 and 31 December 2009 is as follows:

	30 June 2010	31 December 2009
Payables to other suppliers	218,444	354,057
Taxes and withholdings payable	202,260	215,375
Payables to Ericsson companies	113,880	115,980
Consideration payable in relation to acquisition of Belarusian Telecom	98,814	97,605
Interconnection payables	77,452	31,957
Selling and marketing expense accrual	57,233	62,783
License fee accrual	55,082	38,289
Roaming expense accrual	14,124	61,783
ICTA share accrual	7,635	18,543
Interconnection accrual	1,433	5,343
Payables to KKTC Tax Office	855	1,046
Other	42,579	36,001
	889,791	1,038,762

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables (continued)

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Consideration payable in relation to acquisition of Belarusian Telecom represents present value of short-term deferred payments to the seller. Total deferred payment amounts to $200,000, of which $100,000 will be paid on 31 December 2010. The remaining consideration is classified under other non-current liabilities section (note 23).

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Turkcell is one of parties of 2 different signed agreements with Ericsson Turkey, namely Supply and Maintenance&Support Service Agreements. In fact, hardware and software responsibility within the scope of Supply Agreement belongs to Ericsson AB. Since, Turkcell signed the agreement with Ericsson Turkey, Ericsson Turkey transfer its supply responsibility to Ericsson AB with the signed protocol between Ericsson Turkey, Turkcell and Ericsson AB. Based on the the Supply Agreement, Ericsson Turkey committed Turkcell to provide GSM network in operating condition, spare part, installation, training and documentation. Besides, this agreement provides Turkcell to non-exclusive, untransferable and perpetual software licence for GSM softwares. According to Maintenance&Support Service Agreement, Ericsson Turkey provides Turkcell problem report processing service, consultancy service and emergency state service. Based on these two agreements, Ericsson AB is the guarantor for commitments of Ericsson Turkey to Turkcell. For agreements signed between Turkcell and Ericsson Turkey, of which Ericsson Sweden is the guarantor, parties signed a supplementary agreement on 1 January 2010 and extended the period of GSM service agreement until 31 December 2010.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	30 June 2010	31 December 2009
Due from related parties-non current	33	6,676	21,039
Other non-current assets**	16	18,276	11,996
Available-for-sale financial assets	15	246	62,398
Due from related parties-current	33	102,542	108,843
Trade receivables and accrued income	18	831,875	783,752
Other current assets**	19	30,742	29,284
Cash and cash equivalents*	20	2,661,463	3,095,329
Time deposits maturing in 3 months or more	15	8,161	-
		3,659,981	4,112,641

* Cash in hand is excluded from cash and cash equivalents.

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	30 June 2010	31 December 2009
Receivable from subscribers	756,463	710,747
Receivables from distributors and other operators	72,652	85,949
Other	2,760	1,312
	831,875	798,008

The aging of trade receivables and due from related parties as at 30 June 2010 and 31 December 2009:

	30 June 2010	31 December 2009
Not past due	759,665	493,511
1-30 days past due	47,207	263,865
1-3 months past due	38,702	58,237
3-12 months past due	85,973	97,679
1-5 years past due	9,546	342
	941,093	913,634

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 30 June 2010 and 31 December 2009 is as follows:

	2010	2009
Opening balance	268,157	196,637
Impairment loss recognised	62,888	75,379
Write-off	(5,161)	(7,978)
Effect of change in foreign exchange rate	(13,663)	4,119
Closing balance	312,221	268,157

The impairment loss recognised of $62,888 for the period ended 30 June 2010 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable directly.

Liquidity risk

Current cash debt coverage ratio as at 30 June 2010 and 31 December 2009 is as follows:

	30 June 2010	31 December 2009

Cash and cash equivalents	2,662,708	3,095,486
Current liabilities	1,992,878	2,296,511
Current cash debt coverage ratio	134%	135%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

			30 June 2010							31 December 2009
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	amount	cash flows	or less	months	years	years	years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial
Liabilities
Secured bank loans	30,170	(47,737)	(129)	(7,189)	(5,478)	(14,712)	(20,229)	25,253	(46,659)	-	-	(5,420)	(16,767)	(24,472)
Unsecured bank loans	1,638,918	(1,763,978)	(501,034)	(126,729)	(317,507)	(802,221)	(16,487)	1,481,461	(1,583,273)	(267,683)	(432,251)	(166,987)	(695,681)	(20,671)
Finance lease liabilities	22,916	(28,170)	(1,358)	(2,674)	(3,102)	(5,135)	(15,901)	5,245	(5,583)	(1,383)	(1,385)	(2,789)	(26)	-
Trade and other payables*	530,750	(536,086)	(536,086)	-	-	-	-	723,222	(728,795)	(728,795)	-	-	-	-
Bank overdraft	58,717	(58,717)	(58,717)	-	-	-	-	5,244	(5,244)	(5,244)	-	-	-	-
Due to related parties	18,181	(18,268)	(18,268)	-	-	-	-	14,780	(14,884)	(14,884)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	176,523	(200,000)	(100,000)	-	-	(100,000)	-	172,924	(200,000)	-	(100,000)	-	-	(100,000)
Financial liability in relation to put option	64,773	(75,155)	-	-	-	(75,155)	-	63,152	(75,155)	-	-	-	(75,155)	-
Derivative financial
Liabilities
Option contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-

TOTAL	2,540,948	(2,728,111)	(1,215,592)	(136,592)	(326,087)	(997,223)	(52,617)	2,491,281	(2,659,593)	(1,017,989)	(533,636)	(175,196)	(787,629)	(145,143)

* Advances taken, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2009
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	20,605	-	-
Other non-current assets	1	-	-
Other investments	-	201	-
Due from related parties-current	22,295	825	-
Trade receivables and accrued income	31,121	18,605	10
Other current assets	2,372	71	-
Cash and cash equivalents	1,324,795	99,734	1
	1,401,189	119,436	11
Foreign currency denominated liabilities
Loans and borrowings-non current	(830,434)	-	-
Other non-current liabilities	(189,105)	-	-
Loans and borrowings-current	(514,439)	-	-
Trade and other payables	(366,279)	(65,562)	(722)
Due to related parties	(4,199)	(1,194)	-
	(1,904,456)	(66,756)	(722)
Net exposure	(503,267)	52,680	(711)

	30 June 2010
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	5,351	2	-
Other non-current assets	1	-	-
Other investments	8,161	202	-
Due from related parties-current	27,617	565	-
Trade receivables and accrued income	48,905	11,494	17
Other current assets	9,590	2,175	10
Cash and cash equivalents	1,016,768	273,415	1
	1,116,393	287,853	28

Loans and borrowings-non current	(1,064,529)	(18,289)	-
Other non-current liabilities	(188,722)	(265)	-
Loans and borrowings-current	(591,806)	(1,393)	-
Trade and other payables	(265,353)	(26,709)	(17)
Due to related parties	(2,273)	(739)	-
	(2,112,683)	(47,395)	(17)
Net exposure	(996,290)	240,458	11

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	30 June	30 June	30 June	31 December
	2010	2009	2010	2009

TL/USD	1.5188	1.6104	1.5747	1.5057
TL/EUR	2.0221	2.1459	1.9217	2.1603
TL/SEK	0.2047	0.1959	0.2005	0.2082
BYR/USD	2,949.6	2,761.8	3,018.0	2,863.0
HRV/USD	7.9522	7.6807	7.9070	7.9850

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 30 June 2010 and 31 December 2009 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009

USD	99,629	50,327
EUR	(29,344)	(7,558)
SEK	-	10

10% weakening of the TL, HRV, BYR against the following currencies as at 30 June 2010 and 31 December 2009 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009

USD	(99,629)	(50,327)
EUR	29,344	7,558
SEK	-	(10)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Interest rate risk

As at 30 June 2010 and 31 December 2009 the interest rate profile of the Group’s interest-bearing financial instruments was:

		30 June 2010		31 December 2009
	Note	Effective interest rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	20
USD		4.2%	1,012,786	3.6%	1,425,695
EUR		4.4%	359,884	2.3%	146,183
TL		10.6%	1,088,658	10.1%	1,318,614
Other		-	-	17.6%	3,633
Available-for-sale securities	15
Gov. bonds, treasury bills
TL		-	-	14.8%	62,109
Time deposits maturing after 3 months or more	15
USD		5.8%	8,161	-	-
Finance lease obligations	24
USD		4.6%	(3,934)	5.7%	(5,245)
EUR		3.4%	(18,982)	-	-
Unsecured bank loans	24
USD fixed rate loans		3.8%	(468,643)	3.7%	(452,897)
Secured bank loans	24
USD fixed rate loans		5.2%	(5,082)	-	-

Variable rate instruments
Available-for-sale securities	15
Gov. bonds, treasury bills
EUR		5.1%	246	5.1%	289
Secured bank loans	24
BYR floating rate loans		11.5%	(25,088)	12.3%	(25,253)
Unsecured bank loans	24
USD floating rate loans		3.8%	(1,169,280)	3.8%	(1,026,479)
BYR floating rate loans		2.0%	(995)	2.1%	(2,085)

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for available for sale financial assets would have increased/ (decreased) equity by $nil (31 December 2009: $186).

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $84 (31 December 2009: nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Interest rate risk (continued)

Sensitivity analysis (continued)

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 30 June 2010 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 30 June 2010 and 31 December 2009.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
30 June 2010
Variable rate instruments	(5,341)	5,341	-	-
Cash flow sensitivity (net)	(5,341)	5,341	-	-
31 December 2009
Variable rate instruments	(4,912)	4,912	-	-
Cash flow sensitivity (net)	(4,912)	4,912	-	-

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		30 June 2010		31 December 2009
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Assets carried at fair value
Available for sale securities	15	246	246	62,398	62,398
		246	246	62,398	62,398

Assets carried at amortized cost
Due from related parties-long term	33	6,676	6,676	21,039	21,039
Other non-current assets*	16	18,276	18,276	11,996	11,996
Due from related parties-short term	33	102,542	102,542	108,843	108,843
Trade receivables and accrued income	18	831,875	831,875	783,752	783,752
Other current assets*	19	28,785	28,785	29,284	29,284
Cash and cash equivalents	20	2,662,708	2,662,708	3,095,486	3,095,486
Time deposits maturing after 3 months or more	15	8,161	8,161	-	-
		3,659,023	3,659,023	4,050,400	4,050,400

Liabilities carried at fair value
Put Option for Best Acquisition	23	(64,773)	(64,773)	(63,152)	(63,152)
		(64,773)	(64,773)	(63,152)	(63,152)
Liabilities carried at amortized cost
Loans and borrowings-long term	24	(1,062,872)	(1,062,872)	(821,179)	(821,179)
Bank overdrafts	20	(58,717)	(58,717)	(5,244)	(5,244)
Loans and borrowings-short term	24	(629,132)	(629,132)	(690,780)	(690,780)
Trade and other payables	28	(530,750)	(530,750)	(723,222)	(723,222)
Due to related parties	33	(18,181)	(18,181)	(14,780)	(14,780)
Deferred Payments	23-28	(176,523)	(176,523)	(172,924)	(172,924)
		(2,476,175)	(2,476,175)	(2,428,129)	(2,428,129)

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Advances taken, taxes and withholdings payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The methods used in determining the fair values of financial instruments are discussed in note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
30 June 2010
Available-for sale financial assets	-	-	246	246
	-	-	246	246

Financial Liability in relation to put option			64,773	64,773
			64,773	64,773

	Level 1	Level 2	Level 3	Total
31 December 2009
Available-for sale financial assets	62,109	-	289	62,398
	62,109	-	289	62,398

Financial Liability in relation to put option	-	-	63,152	63,152
	-	-	63,152	63,152

	Available- for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2010	289	(63,152)	(62,863)
Total gains or losses:
in profit or loss	-	(1,621)	(1,621)
in other comprehensive income	(43)	-	(43)
Balance as at 30 June 2010	246	(64,773)	(64,527)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available- for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(1,621)	(1,621)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(1,621)	(1,621)

30.	Operating leases

The Company entered into various operating lease agreements. For the six and three months ended 30 June 2010 and 2009, total rent expenses for operating leases were $142,549, $112,547, $73,453 and $59,932 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	30 June 2010	31 December 2009
Less than one year	24,100	5,804
Between one and five years	29,856	19,167
More than five years	6,239	8,453
	60,195	33,424

31.	Guarantees and purchase obligations

As at 30 June 2010, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $293,046 (31 December 2009: $245,088), of which $24,244 belongs to the handset purchases which had to be purchased till 30 June 2009, in accordance with the agreement with the related supplier.

As at 30 June 2010, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totalling to TL 2,469,179 (equivalent to $1,568,031 as at 30 June 2010) (31 December 2009: TL 1,986,052 equivalent to $1,319,023 as at 31 December 2009).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Moreover, the Company is obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

License Agreements (continued)

Turkcell (continued):

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every nine months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

As of 30 June 2010, the management believes that the Company is in compliance with the above mentioned conditions and requirements in all material respects.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the ICTA may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Council of State’s approval on 10 March 2006.

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

License Agreements (continued)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension August 2018. In the consolidated interim financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800. As at 30 June 2010, Astelit owns twenty four GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and eight PSTN licenses for seven regions of Ukraine. Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of sport betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

License Agreements (continued)

Inteltek (continued):

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year utmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Tellcom Iletisim Hizmetleri AS:

Tellcom Iletisim Hizmetleri AS (“Tellcom”) acquired Long Distance Traffic Carrying Services License, Satellite License, Infrastructure License and Internet Service Provider License.

Authorization By-Law For Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Tellcom’s “License” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service  and Tellcom’s “License” on Long Distance Traffic Carrying Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

Azerinteltek:

Azerinteltek signed license agreement for the authorization of organization and operation of betting games in January 2010. Under the license agreement, Azerinteltek will operate for a period of 10 years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Interconnection Agreements (continued)

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

On 1 April 2008, ICTA published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TL 0.091/minute (equivalent to full $0.058/minute as at 30 June 2010) effective from 1 April 2008. These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the ICTA at the end of the settlement procedure. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2008.

On 25 March 2009, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0655 (equivalent to full $0.042 as at 30 June 2010) which is effective from 1 May 2009. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Tariffs” starting from 1 May 2009. On 15 July 2009, ICTA determined video call termination fees as full TL 0.0775 (equivalent to full $0.049 as at 30 June 2010) which is effective from 30 July 2009.

On 10 February 2010, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0313 (equivalent to full $0.020 as at 30 June 2010) for voice calls and full TL 0.0775 (equivalent to full $0.049 as at 30 June 2010) for video calls which is effective from 1 April 2010. The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with the Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totalling to nominal amount of TL 11,970 (equivalent to $7,601 as at 30 June 2010) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The Court ruled to obtain an expert report. The report was in favour of the Company. The Court ruled to obtain another expert report. Second expert report was also in favour of the Company. Besides, the court decided to obtain a new expert report in order to settle the conflict between the first and the second report. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Turk Telekom with respect to call termination fees (continued)

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to nominal amount of TL 23,726 (equivalent to $15,067 as at 30 June 2010) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to nominal amount of TL 6,836 (equivalent to $4,341 as at 30 June 2010) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,920 as at 30 June 2010) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,094 as at 30 June 2010).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $58,337 as at 30 June 2010) and the Company netted off the whole amount from the receivables from Turk Telekom as at 30 June 2010.

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,428 as at 30 June 2010) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, Council of State cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board (continued)

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,428 as at 30 June 2010) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State annulled the decision of the Instant Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company appealed the decision. The appeal process is still pending.

The Company ceased to accrue for TL 6,973 (equivalent to $4,428 as at 30 June 2010) on its consolidated interim financial statements as at and for the six months ended 30 June 2010 due to the aforesaid payment on 25 September 2006.

Dispute regarding the Fine by the Competition Board on Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in mobile marketing and fined the Company amounting to TL 36,072 (equivalent to $22,907 as at 30 June 2010). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $17,180 as at 30 June 2010) is paid as the monetery fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the cancellation of the aforementioned decision.

Dispute on National Roaming Agreement

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $13,858 as at 30 June 2010). On 7 April 2004, the Company made the related payment. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $13,858 as at 30 June 2010).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit for the compensation of TL7,111 (equivalent to $4,516 as at 30 June 2010), the total amount of the damage of the Company accrued between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of order decision.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. The appeal process is still pending. Based on the management opinion, the Company has not recorded any accrual as at and for the six months ended 30 June 2010.

Dispute regarding of the Fine Applied by ICTA on fee applications of the Company

On 24 June 2009, upon a complaint of a subscriber, ICTA decided to initiate an investigation in order to investigate in details the faults regarding the fee applications of the Company to the subscribers.  In November 2009, on-site investigation took place and investigation report was sent to the Company. The Company sent its statement of defence with respect to the investigation report within the legal timeframe.

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,382 (equivalent to $2,783 as at 30 June 2010). The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $2,087 as at 30 June 2010) is paid as the administrative fine on 9 June 2010. The Company filed a lawsuit on 9 July 2010 for the cancellation of the aforementioned decision. The lawsuit is still pending.

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 15 October 2009, ICTA decided to initiate an investigation stating that the Company applied tariffs above upper limits announced by ICTA and violated the decision of ICTA on determining upper limits. On 21 December 2009, the Company initiated a lawsuit for the cancellation of ICTA’s decision. The case is still pending. On-site investigation took place in January 2010 and the investigation report was sent to the Company. The Company sent its legal arguments within the timeframe.

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $33,954 as at 30 June 2010) on the ground that the Compny applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $25,465 as at 30 June 2010) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 46,228 (equivalent to $29,357 as at 30 June 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Deposits at Banks

The Company has disputes in connection with some accounts at two banks which are deemed to be raised as a result of irregularities in such bank and parties initiated lawsuits to each other regarding such disputes. It has been informed that a nominal of 3,814 TL (equivalent to $2,422 as at 30 June 2010) was blocked as of 31 December 2001. The Company has recorded that amount as expense to its consolidated financial statements. Such bank claims a nominal amount of 3,785 TL (equivalent to $2,404 as at 30 June 2010), excluding taxes, in addition to the aforementioned amount. The Company initiated a lawsuit in the total of the above mentioned amounts against the other bank. In the end of the jurisdiction, the Court, on 27 April 2004, decided the Company to pay $2,629 as principal and 40% of such amount as rejection of the execution compensation. Such decision became final on 11 October 2004. The Company made a payment of 7,615 TL (equivalent to $4,836 as at 30 June 2010) on 10 December 2004 to 14th Execution Office of Istanbul.

In the lawsuit initiated against the other bank, the Court decided in favour of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. The lawsuit was sent to 19th Judicial Office of Supreme Court of Appeals. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favour of the defendant. Upon the correction of the decision request of the defendant, the lawsuit was sent to the Supreme Court of Appeals. The Supreme Court of Appeals rejected the correction of the decision request. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending. The Company has not reflected any amount in connection with this matter in its consolidated financial statements prepared as of 30 June 2010.

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $29,930 as at 30 June 2010) and TL 89,694 (equivalent to $56,959 as at 30 June 2010) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to await until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $946 as at 30 June 2010) and TL 2,834 (equivalent to $1,800 as at 30 June 2010) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,267 as at 30 June 2010) and TL 5,295 (equivalent to $3,363 as at 30 June 2010) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010. Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $41,057 as at 30 June 2010) in the consolidated financial statements as of 31 December 2009 and the difference between the provision amount and settled amount was recognised as income in the consolidated interim financial statements as at for the six months ended 30 June 2010.

In addition, Company management decided to set provision for the special communication tax for the discounts applied to distributors for the wholesales between January 2005 and January 2007 amounting to TL 7,972 (equivalent to $5,063 as at 30 June 2010) and accrued interest amounting to TL 10,201 (equivalent to $6,478 as at 30 June 2010) in the consolidated interim financial statements as at and for the six months ended 30 June 2010 in line with the settlement gains with respect to same issue in June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $20,151 as at 30 June 2010). The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $11,431 as at 30 June 2010) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $8,720 as at 30 June 2010) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. Appeal process is still pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the international interconnection agreement signed with Milleni.com GMbH. Accordingly, Turk Telekom requested the Company to pay nominal amount of TL 219,149 (equivalent to $139,169 as at 30 June 2010) of principal and nominal amount of TL 178,364 (equivalent to $113,269 as at 30 June 2010) of interest, which make a sum of nominal amount of TL 397,513 (equivalent to $252,437 as at 30 June 2010) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $286,360 as at 30 June 2010) of which TL 219,149 (equivalent to $139,169 as at 30 June 2010) is principal and TL 231,782 (equivalent to $147,191 as at 30 June 2010) is interest charged until 30 June 2005 and requesting a temporary injunction. The Court rejected the request of injunction and sent the file to expert examination. According to the expert report, it is alleged that the loss of Turk Telekom is TL 288,400 (equivalent to $183,146 as at 30 June 2010) or TL 279,227 (equivalent to $177,321 as at 30 June 2010). The Company objected to the expert report and stated that all the allegations and the determinations given in the report are erroneous and the report is conclusory because Turk Telekom’s alleged loss is calculated not by taking the possible loss of profit into consideration but taking the whole possible lost revenues into consideration. The Court ruled to obtain a supplementary expert report in accordance with the objection of the Company. The Company objected to the supplementary expert report which was consistent with the previous expert report and requested to obtain another expert report from newly delegated experts. The Court ruled to obtain another expert report. In June 2009, last expert report sent to the parties was same with the previous expert reports and the Company objected to the expert report.

Management believes that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

International Voice Traffic (continued)

However, because of the above mentioned progresses at the court case, provision is set for the principal amounting to TL 51,180 (equivalent to $32,501 as at 30 June 2010) and accrued interest amounting to a nominal amount of TL 82,174 (equivalent to $52,184 as at 30 June 2010) in the consolidated interim financial statements as at and for the six months ended 30 June 2010.  In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $109,039 as at 30 June 2010) and accepted the request amounting to TL 279,227 (equivalent to $177,321 as at 30 June 2010). The Company appealed the decision. Also Turk Telekom appealed the decision. Appeal process is still pending.

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,091 as at 30 June 2010) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

Spor Toto, on behalf of GDYS, initiated a lawsuit on the ground that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TL 1,527 (equivalent to $970 as at 30 June 2010) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $970 as at 30 June 2010) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TL 3,292 (equivalent to $2,091 as at 30 June 2010) and its overdue interest accrual amount of total TL 1,894 (equivalent to $1,203 as at 30 June 2010). Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,489 as at 30 June 2010) principal and TL 977 (equivalent to $620 as at 30 June 2010) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 3 December 2008, the Court ruled to obtain an expertise report. On 19 March 2009, the court decided in favour of Inteltek. Spor Toto appealed the decision. The appeal process is still pending. The Company has not recorded any income accruals with respect to latter lawsuit in its consolidated interim financial statements as at and for the six months ended 30 June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

The tender on fixed odds betting tender related to establishment and operation of risk management center head agency held by GSGM and the Fixed Odds Betting Contract dated 2 October 2003 signed as a result of the said tender between GSGM and İnteltek were challenged by Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) and Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) with the claim of suspension of execution and annulment.

On 27 February 2008, the Turkish parliament passed a new law that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, having the same terms and conditions with the latest contracts signed with Spor Toto and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on 1 March 2008.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer with 1.4% for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate is applicable starting from March 2009.

Based on the management opinion, the Company has not recorded any accruals with respect to these matters in its consolidated interim financial statements as at and for the period ended 30 June 2010.

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming that TL 6,609 (equivalent to $4,197 as at 30 June 2010) interest charges are erroneously calculated and should be suspended and after cancelled accordingly. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection request of the Company.

Dispute with Iranian Ministry and Iran Electronic Development Company (“IEDC”) in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against IEDC, another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Holding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting. The case was dismissed by the Court and Sonera Holding BV appealed the decision. Appeal request of Sonera Holding BV is rejected. Therefore, the decision of the First instance Court became final.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $5,167 as at 30 June 2010) including interest. The Court ruled to obtain expert report. The report is given to Court and in favor of the Company. The court ruled to obtain supplementary expert report. The case is still pending.

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision.

On 15 August 2007, the Regional Ankara Administrative Court accepted the Company’s objection request and suspended the said decision of CMB. However, on 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. The Company appealed to the Council of, however Council of State approved the local court decision. The Company appealed for the correction of the decision.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $8 as at 30 June 2010) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the court. The Court rejected the injunction request of the Company. The Company objected to the decision. The Court rejected the Company’s objection. The Court is expecting the appeal decision regarding Ankara 14th Administrative Court’s award. The case is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the Company to ICTA for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision. The Supreme Court rejected the appeal request of Turk Telekom. Turk Telekom applied for the correction of the decision.

On 8 April 2009, Turk Telekom initiated a lawsuit against the company claiming that the company is violating the agreement between Turk Telekom by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TRY 10 (equivalent to $6 as at 30 June 2010) as compensation and accrued interest starting from 2001. The case is still pending.

Investigation of ICTA on Campaigns

According to the decision of ICTA dated 15 March 2007, a pre-investigation has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. ICTA decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the ICTA on 20 October 2007.

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $20,377 as at 30 June 2010). The Company benefited from the early payment option and deserved a 25% discount and paid TL 24,066 (equivalent to $15,283 as at 30 June 2010) on 1 August 2008. On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. The Court rejected the Company’s injunction request. The Company objected to the decision, however, the Court rejected the Company’s request. On 26 March 2009, the Court rendered a decision stating that the case is not under its jurisdiction and sent the file to Council of State. However, Council of State has resent the file to the Court stating that the case is under the jurisdiction of the Administrative Court. ICTA appealed the decision of Council of State. Plenary Session of Administrative Law Divisions of the Council of State has decided to reject the request of appeal of ICTA without reviewing. Accordingly, the lawsuit file is returned to the Council of State.  The lawsuit is still pending.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $9,620 as at 30 June 2010) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. SDIF objected to injunction decision of Council of State. Council of State rejected the objection of SDIF. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF.  SDIF appealed the decision and the Company submitted its respond within the due time. SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Payment Request of Savings Deposits Insurance Fund (continued)

On 6 February 2008, the Court accepted the Company’s injunction request. SDIF objected to this decision and such objection request was also rejected by the Court. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2010.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction of 2006 Ongoing License Fee Payments from 2007 Payments

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TL 51,254 (equivalent to $32,548 as at 30 June 2010).

Through the letter dated 23 February 2007, the Company requested ongoing license fee amounting to TL 46,129 (equivalent to $29,294 as at 30 June 2010) and interest accrued amounting to TL 5,020 (equivalent to $3,188 as at 30 June 2010) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $3,255 as at 30 June 2010) and interest accrued amounting to TL 558 (equivalent to $354 as at 30 June 2010) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $32,548 as at 30 June 2010) from monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors form the ongoing license fee payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,880 as at 30 June 2010) that is deducted from ongoing license fee payment for May 2007. The Company has not made the related payment and continued to deduct such discounts ongoing license fee and universal service fee amount related to discounts granted to distributors for the year 2006.

Besides, the Company filed two lawsuits before ICC claiming that the Company is not obliged to pay ongoing license fee and ICTA Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts granted to distributors. The arbitration process is still pending.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional ongoing license fee payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgement on the Company is not obliged to pay TL 3,320 (equivalent to $2,108 as at 30 June 2010) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The case is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional ongoing license fee payment of TL 4,909 (equivalent to $3,117 as at 30 June 2010)  together with the administrative fine of TL 12,171 (equivalent to $7,729 as at 30 June 2010)  on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional ongoing license fee payment of TL 4,909 (equivalent to $3,117 as at 30 June 2010) together with the administrative fine of TL 12,171 (equivalent to $7,729 as at 30 June 2010) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request.

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged TL 68,201 (equivalent to $43,310 as at 30 June 2010). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The case is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $43,310 as at 30 June 2010) with respect to the decision of Ministry of Industry and Trade. The Court decided the cancellation of the payment order.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2010.

Investigation of ICTA on Value Added Services

Ministry of Industry and Trade notified the Company that the Company is continuing to charge subscription fee to subscribers who terminate their subscriptions during a period and charged TL 31,822 (equivalent to $20,208 as at 30 June 2010). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade.

In the meanwhile, the Company applied to the Ministry of Industry and Trade to withdraw the aforementioned penalty. On 2 October 2009, Ministry of Industry and Trade informed the Company that they decided to The Ministry of Industry and Trade repealed the administrative fine amounting to TL 31,822 (equivalent to $20,208 as at 30 June 2010). The Court decided not to award a decision on the ground that the administrative fine was repealed by the Ministry of Industry and Trade.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA on Value Added Services (continued)

Subsequently, The Ministry of Industry and Trade delegated the issue to ICTA to evaluate the issue after the repeal of administrative fine. Therefore, on 1 March 2010 ICTA, with its decision dated 7 January 2010 initiated an investigation against the Company. The investigation report has been sent to the Company and the Company has submitted its written defence to ICTA.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed an action against Astelit on recovery of HRV 106,443 (equivalent to $13,462 as at 30 June 2010), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,463 as at 30 June 2010).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kyiv Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,462 as at 30 June 2010). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings have started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kyiv research institute of judicial expertise in order to define real indebtedness. The expertise was initiated in April 2010 and still is in process.

Management believes that such conclusion of the courts has no proper legal basis and does not conform to the facts of the case and evidences. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the six months ended 30 June 2010.

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $162,125 as at 30 June 2010) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the subject lawsuits.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT on Roaming Services (continued)

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $12,804 as at 30 June 2010) and late payment interest expense was settled at TL 15,998 (equivalent to $10,159 as at 30 June 2010) and related provision has been set in the consolidated financial statements as of 30 June 2010. Related payment was made on 27 July 2010.

Dispute on VAT and SCT of Shell & Turcas Petrol A.S

Turkcell and Shell&Turcas Petrol A.Ş. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are net calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $771 as at 30 June 2010) and tax penalty of TL 1,822 (equivalent to $1,157 as at 31 March 2010) and VAT amounting to TL 874 (equivalent to $555 as at 30 June 2010) and tax penalty of TL 1,315 (equivalent to $835 as at 30 June 2010). On 16 September 2009, the Company filed a lawsuit for the cancellation of the tax penalty. The case is still pending. Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 30 June 2010.

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $40,643 as at 30 June 2010) due to the applications of the Company and requested TL 1,000 (equivalent to $635 as at 30 June 2010) and remaining amount to be reserved. The Court decided an expert examination to be performed on the file. The case is still pending.

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to the rejection decision of the Court. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $9,945 as at 30 June 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 8 March 2010, ICTA informed the Company that an investigation take place on another tariff plan. The investigation report has been sent to the Company. The Company will submit its written defence to ICTA within the due time.

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board

On 1 December 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defence. The investigation took place as an on-site examination and inspection in March 2010. The Company has submitted its written defence to the Competition Board.

Investigation of ICTA on prepaid cards’ credit information

ICTA decided to initiate an investigation based on the reason that the informations provided by the Company to ICTA regarding the credits remained in the prepaid cards are inconsistent. The investigation took place as an on-site examination and inspection on 6 – 7 April 2010 in order to detect the reasons of the inconsistency.

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its respond related to the matter to ICTA.

Dispute on ongoing license fee in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $ 65,186 as at 30 June 2010) and interest amounting to TL 68,276 (equivalent to $ 43,358 as at 30 June 2010) till to the date the case is filed. The Administrative Court rejected the case, and the Company appealed the decision. The ICTA also appealed the decision. The appeal process is still pending.

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,547 as at 30 June 2010). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is pending. The Company received the related amount on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,503 as at 30 June 2010).

Dispute on receivables from Avea regarding call termination fees

Based on the 21st Article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by ICTA under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TL 32,334 (equivalent to $20,533 as at 30 June 2010) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by ICTA on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision. The Supreme Court approved the decision of the court. The Company has applied to the correction of the decision. On 27 February 2009, the Supreme Court affirmed the local court decision.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,115 as at 30 June 2010) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Appeal process is still pending. The Company has paid the principal of TL 6,480 (equivalent to $4,115 as at 30 June 2010), late payment interest of TL 5,103 (equivalent to $3,241 as at 30 June 2010) and related fees of TL 524 (equivalent to $333 as at 30 June 2010) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 June 2010 and 31 December 2009, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $6,057, $3,606, $2,388 and $1,309 for the six and three months ended 30 June 2010 and 2009, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

	30 June	31 December
Due from related parties – long term	2010	2009
T Medya	5,732	5,539
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	-	15,306
Other	944	194
	6,676	21,039

Receivables from T Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. The Company made notification for the collection of those receivables on 9 June 2010.

	30 June	31 December
Due from related parties – short term	2010	2009
System Capital Management (“SCM”)	67,360	63,311
Digital Platform	29,767	25,563
Kyisvstar GSM JSC (“Kyivstar”)	1,062	226
OJSC Vimpelcom (“Vimpelcom”)	740	-
A-Tel	-	8,786
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	-	5,470
Other	3,613	5,487
	102,542	108,843

	30 June	31 December
Due to related parties – short term	2010	2009
A-Tel	7,260	-
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,678	7,069
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	1,279	519
ADD Production Media AS. (“ADD”)	497	516
Kyisvstar GSM JSC (“Kyivstar”)	-	2,457
Other	4,467	4,219
	18,181	14,780

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Other related party transactions (continued)

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell. The maturity of the financing is 31 December 2010 at a fixed cost of 13%.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $29,767 represents present value of future cash flows and services discounted using imputed interest rate.

Due from Kyivstar and Vimpelcom, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to these companies.

Due to A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from the payables for sales commissions.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to KVK, a company whose majority shares are owned by Cukurova Group, resulted from the payables for sales commissions and terminal purchases.

Due to ADD, a company whose shares are owned by Cukurova Group, resulted from payables for advertisement and sponsorship services rendered by this company.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Six months ended		Three months ended
Revenues from related parties	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Sales to KVK Teknoloji
Simcard and prepaid card sales	237,042	305,957	117,347	162,988
Sales to Kyivstar
Telecommunications services	20,304	20,700	10,583	11,186
Sales to A-Tel
Simcard and prepaid card sales	12,209	36,373	7,668	18,710
Sales to Digital Platform
Call center revenues and interest charges	9,744	8,367	4,815	4,224
Sales to TeliaSonera
Telecommunications services	2,228	4,881	995	3,181
Sales to Millenicom
Telecommunications services	1,937	3,013	584	1,367
Sales to Ukrainian Radiosystems
Telecommunications services	1,158	2,042	927	1,450

	Six months ended		Three months ended
Related party expenses	30 June 2010	30 June 2009	30 June 2010	30 June 2009
Charges from ADD
Advertisement services	64,168	52,527	29,985	29,457
Charges from Kyivstar
Telecommunications services	19,981	24,644	8,697	12,823
Charges from KVK Teknoloji
Dealer activation fees and others	16,085	25,604	9,280	10,707
Charges from A-Tel (*)
Dealer activation fees and others	15,755	17,783	7,955	9,367
Charges from Hobim
Invoicing and archieving services	11,485	8,557	5,687	4,395
Charges from TeliaSonera
Telecommunications services	4,888	4,911	2,046	3,217
Charges from Millenicom
Telecommunications services	1,305	2,767	672	1,654
Charged from Ukrainian Radiosystems
Telecommunications services	1,259	2,352	776	1,576

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the six and three months ended 30 June 2010 and 2009 amounting to $15,755, $17,783, $7,955 and $9,367, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of  “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. The Company applied to the Court for the injunction of the cancellation of the annulment of agreement, however, the Court rejected the Company’s request.  Digital Platform paid $2,244 in cash with respect to its debt belonging to June 2010 and July 2010.

The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Teliasonera:

Teliasonera International is the mobile operator provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2009 and is effective until 31 August 2010. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. However, the agreement is annulled effective from 2 August 2010 as a result of the notification dated 28 May 2010.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 June 2010 and 31 December 2009 are as follows:

Subsidiaries

			Effective Ownership Interest

	Country of		30 June	31 December
Name	incorporation	Business	2010 (%)	2009 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Tellcom*	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS**	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	-
*  Brandname of Tellcom is Superonline.
**Brandname of Kule Hizmet ve Isletmecilik AS is Global Tower.

35.	Subsequent events

The Group’s subsidiaries Euroasia and Astelit have significant amount of borrowings from the Group’s another subsidiary Financell and other financial institutions. The repayment terms and loan covenants of these borrowings have been set by the related agreements. Based on the loan agreement signed between Astelit and Financell on 25 June 2007, it is not permitted to obtain a borrowing, which has more onerous conditions than the borrowings obtained from Financell. Based on current legal advice, Financell has notified Astelit with a letter dated 22 July 2010 that the loan agreement signed with another financial institution contains aforementioned more onerous conditions and unless the conditions are cured within 15 business days period, Astelit will be in breach and default on the loan agreement effective from 12 August 2010. As of 4 August 2010, Astelit’s cure exercise on loan conditions continues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 6, 2010	By:	/s/ Koray Ozturkler
	Name:	Koray Ozturkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 6, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head